Exhibit 17.1

To:	[Avalanche Treasury Corporation / Mountain Lake Acquisition Corp./ Avalanche Treasury Company LLC] (the “Corporation”)

11 W. 42nd Street, 2nd Floor

New York, New York 10036

USA

July 1, 2026

Dear Sirs and Madams,

The undersigned, being a director of the Corporation, hereby resign from my position as a member of the Board of Directors of the Corporation and any committees thereof, immediately effective from the receipt of this letter.

This letter of resignation is not a waiver of any right to indemnification under the organizational documents of any member of the Corporation, any indemnification agreement with the Corporation or any insurance policy of the Corporation, in each case, for events, acts or omissions occurring on or prior to the effective date of my resignation as specified above that I may have as a result of my service as a director or otherwise.

I hereby declare to have no claim or right of action of any kind against the Corporation or any other company of the Corporation’s group (the “Group”) or any officers or employees of Corporation or any other Group’s company whether for compensation for loss of office or for unfair or wrongful dismissal or redundancy. I declare that there is no outstanding agreement, arrangement or claim under which the Corporation or any other Group’s company has or could have any obligations to me. To the extent that any such claim or right of action exists or may exist, I hereby irrevocably waive such claim, release and forever discharge the Corporation or any other Group’s company, as well as the shareholders, officers and employees of the Corporation’s or any other Group’s company from any liability whatsoever in respect thereof.

[Signature page follows]

Yours faithfully,

/s/ Sarkees John Nahas
Sarkees John Nahas

[Signature page to Resignation Letter]